SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                For 1 March, 2005


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


 Bank of Ireland announces changes to its Court and the Board of Bristol & West plc

Mr Maurice Keane has retired from the Court of Directors of Bank of Ireland. He served on the Court as an executive Director since 1983 and as a non-executive Director since his retirement as Group Chief Executive in February 2002.

Bank of Ireland has also announced the appointment of Mr Brian Goggin, Group Chief Executive as Chairman of its UK subsidiary, Bristol & West plc following the retirement of Maurice Keane. Maurice was a member of the Board since 1997 and Chairman since 2002.

Mr Geoffrey Matthews, non-executive Director and Senior Independent Director who has been a member of the Bristol & West Board since 1996, has been appointed to the position of vice-Chairman. Mr. David McGowan has been appointed to the Board of Directors of Bristol & West as an executive Director. He is Managing Director of Business Banking UK, part of the Bank of Ireland UK Financial Services Division.

All changes to the Boards are with effect from 28 February 2005.

1 March 2005

                                      /ENDS

Contact:
Dan Loughrey, Head of Group Corporate Communications         00 353 1 604 3833
Fiona Ross, Head of Group Investor Relations                 00 353 1 604 3501



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 1 March, 2005